Exhibit 99.2

Uni-Fuels Reports Record First-Half 2026 Financial Results and Raises Full-Year Revenue Guidance to US$340M-US$360M

Revenue rose 72% to US$197.1 million

Gross profit increased 158% to US$5.3 million

Gross profit margin improved to 2.7%

Operating margin expanded to 35.8% from 8.9%

EBITDA grew 598% to US$2.1 million

SINGAPORE, September 9, 2026 - Uni-Fuels Holdings Limited (NASDAQ: UFG), (“Uni-Fuels” or the “Company”), a global provider of marine fuel solutions headquartered in Singapore, today announced its unaudited interim financial results for the six months ended June 30, 2026.

First Half 2026 Highlights

The Company delivered record first-half financial results, achieving its highest first-half revenue, gross profit, income from operations, net income and EBITDA since its inception.

●	Revenue increased 72% to US$197.1 million for the six months ended June 30, 2026, from US$114.6 million in the corresponding period of 2025
●	Gross profit increased 158% to US$5.3 million, from US$2.1 million in the corresponding period of 2025
●	Gross profit margin expanded to 2.7%, from 1.8% in the corresponding period of 2025, representing a 50% improvement
●	Income from operations increased 936% to US$1.9 million, compared to US$0.2 million in the first half of 2025
●	Operating margin improved 302% to 35.8%, from 8.9% in the prior-year period
●	Net income increased 1,415% to US$1.4 million, compared to US$0.1 million in the corresponding period of 2025
●	EBITDA increased 598% to US$2.1 million, from US$0.3 million in the first half of 2025

Financial Summary

	For the Six Months Ended June 30,
	2026		2025
	(Unaudited)		(Unaudited)
Revenue	US$	197,109,755	US$	114,620,785
Gross profit	US$	5,339,844	US$	2,069,646
Gross profit margin		2.7%		1.8%
Income from operations	US$	1,910,969	US$	184,430
Operating margin[1]		35.8%		8.9%
Net income	US$	1,378,204	US$	90,987
EBITDA[2]	US$	2,125,019	US$	304,578

1 Operating margin is calculated as income from operations divided by gross profit. For more information, refer to “Definitions”.

2 See “Non-GAAP Financial Measures” for more information.

2026 Outlook

The Company is raising its full-year 2026 revenue guidance to a range of US$340 million to US$360 million, from its previous guidance range of US$320 million to US$340 million, reflecting stronger-than-expected first-half performance and continued commercial momentum.

Management Commentary

“Our first-half 2026 results demonstrate the strength of our commercial execution and the agility of our business model,” said Koh Kuan Hua, Chief Executive Officer of Uni-Fuels. “As geopolitical developments and market volatility continued to influence global oil markets, we remained focused on delivering reliable supply solutions and value-added services to our customers. Our ability to respond quickly to changing market dynamics while maintaining disciplined execution contributed to significant improvements in revenue, profitability and operating performance. We believe this momentum positions us well for the remainder of the year, as reflected in our increased full-year 2026 revenue guidance of US$340 million to US$360 million.”

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About Uni-Fuels Holdings Limited

Uni-Fuels is a fast-growing global provider of marine fuel solutions with a growing presence across major shipping hubs, including Singapore, Seoul, Dubai, Shanghai, Limassol, and Bangkok. Established in 2021, Uni-Fuels has evolved into a dynamic, forward-thinking company delivering customer-centric, compliant, and reliable fuel solutions across global markets and time zones, supported by 24/7 operational support year-round. Backed by a globally integrated operating platform, experienced industry professionals, and an extensive global supply network, Uni-Fuels has built trusted partnerships with customers, supporting them in achieving their operational objectives and decarbonization goals amid the maritime industry’s ongoing energy transformation.

For more information, visit www.uni-fuels.com.

Definitions

Operating Margin is calculated as income from operations divided by gross profit. Management believes this measure provides a meaningful assessment of operating efficiency because the Company’s business model involves the trading and supply of marine fuel products, where revenue primarily reflects the pass-through cost of fuel products and may fluctuate significantly with changes in underlying commodity prices. Accordingly, management believes gross profit provides a more meaningful basis than revenue for evaluating the Company’s operating performance and operating efficiency.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the Company presents certain non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), which management uses to evaluate the Company’s operating performance and efficiency.

EBITDA is defined as net income before interest expense, income tax expense, depreciation and amortization. Management believes EBITDA provides useful supplemental information to investors by removing the effects of financing decisions, income taxes and certain non-cash expenses, thereby facilitating period-to-period comparisons of the Company’s operating performance.

These non-GAAP financial measures are presented solely as supplemental measures and should not be considered in isolation or as a substitute for, or superior to, the most directly comparable financial measures prepared in accordance with U.S. GAAP. In addition, these measures may not be comparable to similarly titled measures presented by other companies because they may be calculated differently. Reconciliations of certain of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures are provided in the accompanying tables.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Uni-Fuels’ current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the Company’s ability to execute its strategic growth and expansion initiatives in a timely, cost effective and efficient manner, its ability to maintain compliance with applicable laws, regulations, and licensing requirements in the jurisdictions in which it operates, its ability to attract, evaluate and complete acquisitions, investments, or other strategic transactions with suitable candidates, and other risks and uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 22, 2026. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contact Information

For Investor Relations:

Uni-Fuels Holdings Limited

Email: investors@uni-fuels.com

Uni-Fuels Holdings Limited

Unaudited Reconciliation of GAAP to non-GAAP Financial Measures

	For the Six Months Ended June 30,
	2026		2025
	(Unaudited)		(Unaudited)
Net income	US$	1,378,204	US$	90,987
Add:
Interest (expense) income, net		142,575		(7,826)
Income tax expense		513,209		107,490
Depreciation and amortization[1]		91,031		113,927
EBITDA	US$	2,125,019	US$	304,578

1 Depreciation and amortization comprises depreciation of property and equipment of US$36,979 (2026) and US$38,781 (2025), consistent with the statement of cash flows, and amortization of right-of-use assets of US$54,052 (2026) and US$75,146 (2025). The amortization of right-of-use assets relates to operating leases and is recognized within operating lease expense under U.S. GAAP; accordingly, it is not presented as a separate depreciation charge in the statement of cash flows.